UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

Date of Report: December 5, 2023

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Cellectis S.A.

Press Releases and Announcements

On December 5, 2023, Cellectis S.A. (“Company”) began mailing its notice (“General Meeting Notice”) of the Company’s Combined Ordinary and Extraordinary General Meeting (“General Meeting”), and its proxy card with the accompanying Voting Instructions (“Proxy Card and Voting Instructions”) to the beneficial owners of the Company’s American Depositary Shares in connection with the General Meeting that will be held on December 22, 2023 beginning at 2.30 p.m. (Paris time), at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France. A copy of the General Meeting Notice is attached to this Report on Form 6-K as Exhibit 99.1, a copy of the Proxy Card and Voting Instructions is attached to this Report on Form 6-K as Exhibit 99.2.

EXHIBIT INDEX

Exhibit	Title

99.1	Depositary’s Notice of Combined Ordinary and Extraordinary General Meeting of Cellectis S.A.

99.2	Proxy Card and Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)
Date: December 5, 2023
	By:	/s/ André Choulika
	Name:	André Choulika
	Title:	Chief Executive Officer